UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 23, 2021, Network 1 Financial Securities, Inc., as the representative of the underwriters in the initial public offering (“IPO”) of Jowell Global Ltd. (the “Company”), exercised its option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on March 25, 2021. The gross proceeds of the Company's IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $29.9 million, before deducting underwriting discounts and other related expenses.

The Company issued a press release on March 25, 2021 announcing the full exercise of the underwriters’ over-allotment option. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: March 25, 2021	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Press Release on Exercise of Over-Allotment Option

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